Mail Stop 3561

October 24, 2006

Mr. John P. Thornton
Chief Executive Officer
Norpac Technologies, Inc.
698 Seymour St., Suite 311
Vancouver, BC V6B 3K6
Canada

> **Re:** **Norpac Technologies, Inc.**
> **Forms 10-KSB for the Fiscal Years Ended June 30, 2006**
> **and June 30, 2005**
> **Filed October 13, 2006 and October 13, 2005**
> **File No. 0-27147**

Dear Mr. Thornton:

We have reviewed your response letter filed on July 14, 2006 to our comment letter dated June 28, 2006 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

Exhibit 31.1

1. Please note that your certification must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. Therefore, in future filings, please replace all references to the "Registrant" with "small business issuer."

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief